June 16, 2006

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn: Keira Ino

Re:	Seattle Genetics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 8, 2006

File No. 000-32405

Dear Ms. Ino:

On behalf of Seattle Genetics, Inc. (“Seattle Genetics” or the “Company”), this letter responds to the subsequent comment of the Staff of the Securities and Exchange Commission given during telephone conversations held the week of June 5, 2006, in connection with the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). The numbered reference below corresponds to the paragraph number of the Staff’s initial letter dated April 11, 2006 and includes our response to the subsequent comment given during the telephone conversations.

Form 10-K – December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Financial Statements, Page 48

6. Collaboration, License, Manufacturing and Other Agreements, page 57

1. Pursuant to our telephone conversations, the Company confirms that it will provide in its future filings in the notes to its Financial Statements further disclosure of the relationship between the Company and its collaborators pursuant to its ADC collaboration agreements in the opening paragraph of Note 6. The Company is providing the following disclosure as an example of the disclosure to be included in its Financial Statements for future filings:

“ADC collaboration agreements:

The Company has entered into various agreements to license its antibody-drug conjugate (ADC) technology to other companies. Under these agreements, the ADC partner has the right to perform research and development activities during the research term of the agreement, as well as the right to obtain an exclusive license to commercialize products utilizing the Company’s ADC technology with the partner’s proprietary antibodies. In return for granting this license to its ADC technology, the Company typically receives upfront technology access payments and is reimbursed for support that it provides during the term of the agreement. The Company is also entitled to receive fees, progress dependent milestone payments and royalties on net sales of any commercialized products covered by the agreements; however, the ADC partner is solely responsible for research, product development, manufacturing and commercialization of any ADC products pursuant to these agreements.”

In accordance with the Staff’s request, the Company makes the following acknowledgements:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Eric Dobmeier at (425) 527-4126 or me at (425) 527-4128.

Sincerely,

/s/ Kirk D. Schumacher
Kirk D. Schumacher
Associate General Counsel

cc: Eric L. Dobmeier, Senior Vice President, Corporate Development and General Counsel

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